UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 6-K
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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July,2026

Commission File Number 001-42656

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Grupo Cibest S.A.
(Translation of registrant’s name into English)

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Cra. 48 # 26-85
Medellín, Colombia
(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

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SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo CIBEST S.A. (Registrant)

Date July,1,2026	By:	/s/ MAURICIO BOTERO WOLFF.
	Name:	Mauricio Botero Wolff
	Title:	Vice President of Strategy and Finance

July 1, 2026
Medellín, Colombia

GRUPO CIBEST S.A. CLARIFIES THE DECISIONS OF ITS BOARD OF DIRECTORS

As disclosed to the market on June 25, 2026, Grupo Cibest S.A. (“Grupo Cibest”) clarifies that, pursuant to the current Board of Directors compensation policy approved by Grupo Cibest’s Shareholders’ Meeting, 70% of the Board members’ compensation is paid in cash and the remaining 30% is paid through a contribution to the SVA Institutional Fund (the “SVA Fund”) managed by Protección S.A., whose investment is primarily in shares of Grupo Cibest. Each contribution is subject to a two (2) year holding period.

Accordingly, the authorization granted by the Board of Directors to Luis Fernando Restrepo Echavarría is for him to partially redeem units of participation in the SVA Fund that have already satisfied the applicable holding period requirement.

Contacts

Mauricio Botero Wolff	Catalina Tobón Rivera
Strategy and Financial VP	IR Director
Tel.: (57 604) 4040858	Tel.: (57 601) 4885950
ir@Grupocibest.com.co	ir@Grupocibest.com.co

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